Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Sanderson Farms, Inc. for the registration of shares of its common stock and preferred stock and to the incorporation by reference therein of our reports dated December 20, 2007, with respect to the consolidated financial statements and schedules of Sanderson Farms, Inc and the effectiveness of internal control over financial reporting of Sanderson Farms, Inc. included in its Annual Report (Form 10-K) for the year ended October 31, 2007, filed with the Securities and Exchange Commission.
New Orleans, Louisiana
October 7, 2008

/s/ Ernst & Young LLP